                   GUARANTEE OF PRINCIPAL DEATH BENEFIT RIDER
                                 ("this Rider")

GUARANTEE OF PRINCIPAL DEATH BENEFIT FOR A VARIABLE ANNUITY

This Rider is part of the Contract to which it is attached. This Rider is effective if selected by the Owner. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider will terminate on the earlier of the Annuity Commencement Date or the Valuation Date LNL receives Notice to change the Death Benefit to a Death Benefit Option with a lower charge.

The following provision replaces Section 6.01 Determination of Amounts.

The Guarantee of Principal Death Benefit is equal to the greater of:

     a. The Contract Value on the Valuation Date the Death Benefit is approved by the LNL Home Office for payment.
     b. The sum of all [Net] Purchase Payments minus all death benefit reductions. Each death benefit reduction of [Net] Purchase Payments will be in proportion to the amount withdrawn.

Any withdrawal from the Contract will result in a death benefit reduction. For purposes of determining a death benefit reduction, a withdrawal is any amount that the Owner requests to be withdrawn (including any applicable charges), any amount partially annuitized and any amount deducted for premium tax, if any. Cumulative amounts withdrawn include any current withdrawal from the Contract.

Upon the death of an Owner or Annuitant of this Contract, if a surviving spouse continues the Contract, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNL for payment will be credited into the Contract. The excess will only be credited one time for each Contract.

If the Owner is a corporation or other non-individual (non-natural person) and there are Joint Annuitants, upon the death of the first Joint Annuitant to die, if the Contract is continued, the excess, if any, of the Death Benefit over the current Contract Value as of the date on which the death claim is approved by LNL for payment will be credited into the Contract. This excess will only be credited one time for each Contract.

If at any time the [Owner] [or] [Annuitant] named on this Contract is changed, except on the death of the prior [Owner] [or] [Annuitant], the Death Benefit for the new [Owner] [or] [Annuitant] will be the [Contract Value] as of the Valuation Date the death claim for the new [Owner] [or] [Annuitant] is approved by the LNL Home Office for payment.

Other Death Benefit requirements may apply as shown on the Contract Specifications.


                   The Lincoln National Life Insurance Company


                   /s/ Mark E. Reynolds
                       Mark E. Reynolds
                       SVP & Chief Administrative Officer